Addendum to	Filed pursuant to Rule 424(b)(3)
Prospectus Supplement dated January 13, 2016 (To Prospectus dated December 21, 2015)	Registration Statement No. 333-208678

Anheuser-Busch InBev Finance Inc.

This Addendum supplements and amends the Prospectus Supplement dated January 13, 2016 (the “Prospectus Supplement”). This Addendum should be read in conjunction with the Prospectus Supplement and the base Prospectus effective December 21, 2015. This Addendum is incorporated by reference into the Prospectus Supplement. Any information that is modified or superseded in the Prospectus Supplement shall not be deemed to constitute a part of the Prospectus Supplement except as modified or superseded by this Addendum. This Addendum is not complete without, and may not be delivered or utilized except in connection with, the Prospectus Supplement, including any amendments or supplements thereto.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Supplemental Discussion of United States Taxation

The following discussion supplements, and, to the extent inconsistent, supersedes the discussion in the Prospectus Supplement and accompanying Prospectus.

This section describes the material U.S. federal income tax consequences of owning the Notes we are offering. It applies to you only if you acquire Notes in the offering at the offering price and you hold the Notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a regulated investment company,

•	a real estate investment trust,

•	a tax-exempt organization,

•	a person that owns Notes that are a hedge or that are hedged against interest rate risks,

•	a person that owns (or is deemed to own) 10 per cent or more of the voting shares (or interests treated as equity) of the Issuer,

•	a person that owns Notes as part of a straddle or conversion transaction for tax purposes,

•	a person that purchases or sells Notes as part of a wash sale for tax purposes, or

•	a U.S. Holder, as defined below, whose functional currency for tax purposes is not the U.S. dollar.

The Note-related U.S. federal income tax consequences to persons who own an interest in a holder that is treated as a pass-through entity for U.S. federal income tax purposes (such as a partnership) generally will resemble the consequences to them of holding the Notes directly. However, special rules apply to such persons, and, consequently, they should consult their tax advisors with respect to their particular circumstances.

This section is based on the federal income tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations promulgated thereunder (“Treasury Regulations”), and published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If you purchase Notes at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

Please consult your own tax advisor concerning the consequences of owning these Notes in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

Characterization of the Notes

As described in the Prospectus Supplement under “Description of the Notes-Special Mandatory Redemption”, in certain circumstances we may be obligated to pay amounts in excess of stated interest or principal on the 2019 Fixed Rate Notes, 2021 Fixed Rate Notes, 2023 Fixed Rate Notes and 2026 Fixed Rate Notes. We believe that the likelihood that we will be obligated to make any such payments as a result of a contingency described under “Description of the Notes-Special Mandatory Redemption” is remote. Accordingly, we intend to take the position that the Notes should not be treated as contingent payment debt instruments (“CPDIs”) for U.S. federal income tax purposes. However, our determination is not binding on the IRS, and if the IRS successfully challenged this position and your Notes were treated as CPDIs, the tax consequences to you could differ from those discussed herein. For example you could be required to accrue interest income at a rate higher than the stated interest rate on your Notes and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or redemption of your Notes. You are urged to consult your own tax advisors regarding the potential application of the CPDI rules to your Notes and the consequences thereof. The remainder of this discussion assumes that the Notes are not treated as CPDIs for U.S. federal income tax purposes.

Taxation of U.S. Holders

This subsection describes the tax consequences to a U.S. Holder. You are a U.S. Holder if you are a beneficial owner of Notes and you are:

•	a citizen or tax resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Payments of Interest. Interest on the Notes generally will be includible in the gross income of a U.S. Holder as ordinary income at the time the interest income is received or when it accrues, depending on such Holder’s regular method of accounting (cash or accrual) for U.S. federal income tax purposes. The full amount of interest must be included in gross income even if the payment has been reduced by withholding tax.

Source of Interest Income. Interest paid on the Notes is income from sources outside the United States subject to the rules regarding the foreign tax credit allowable to a U.S. Holder, and will, depending on the U.S. Holder’s circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit.

Purchase, Sale and Retirement of the Notes. A U.S. Holder’s tax basis in the Notes generally will be its cost. A U.S. Holder will generally recognize U.S. source capital gain or loss on the sale or retirement of a Note equal to the difference between the amount realized on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest, and such U.S. Holder’s tax basis in the Note. Capital gain of a noncorporate U.S. Holder is generally taxed at preferential rates where such U.S. Holder has a holding period greater than one year. The deductibility of capital losses is subject to certain limitations. Prospective investors should consult their own tax advisors concerning such limitations.

Medicare Tax. A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally includes its interest income and its net gains from the disposition of the Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the Notes.

Information with Respect to Foreign Financial Assets. It is possible that the Notes could be considered “specified foreign financial assets” for purposes of certain information reporting requirements. U.S. Holders that are individuals are urged to consult their tax advisors regarding the potential application of these reporting requirements to their ownership of the Notes.

Taxation of U.S. Alien Holders

This subsection describes the tax consequences to a United States alien holder (“U.S. Alien Holder”). You are a U.S. Alien Holder if you are a beneficial owner of a Note and you are, for U.S. federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation or

•	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from a Note.

If you are a U.S. Holder, this subsection does not apply to you.

Under U.S. federal income tax law, and subject to the discussion of backup withholding below, if you are a U.S. Alien Holder of a Note then interest paid to you on a Note is exempt from U.S. federal income tax , including withholding tax, whether or not you are engaged in a trade or business in the United States, unless:

•	you are an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Code, or

•	you both

•	have an office or other fixed place of business in the United States to which the interest is attributable and

•	derive the interest in the active conduct of a banking, financing or similar business within the United States.

Purchase, Sale, Retirement and Other Disposition of the Notes. If you are a U.S. Alien Holder of a Note, you generally will not be subject to U.S. federal income tax on gain realized on the sale, exchange or retirement of a Note unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States or

•	you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.

Backup Withholding and Information Reporting

If you are a noncorporate U.S. Holder, information reporting requirements, on IRS Form 1099, generally will apply to:

•	payments of principal and interest on a Note within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

•	the payment of the proceeds from the sale of a Note effected at a U.S. office of a broker.

If you are a U.S. Alien Holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	payments of principal and interest made to you outside the United States by the Issuer or another non-United States payor and

•	other payments of principal and interest and the payment of the proceeds from the sale of a Note effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from U.S. federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	an IRS Form W-8BEN or W-8BEN-E or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with Treasury Regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of a Note effected at a foreign office of a broker will generally not be subject to information reporting or backup withholding. However, a sale of a Note that is effected at a foreign office of a broker could be subject to information reporting and backup withholding if:

•	the broker has certain connections to the U.S.,

•	the proceeds or confirmation are sent to the U.S., or

•	the sale has certain other specified connections with the U.S.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

The date of this Addendum to the Prospectus Supplement is July 5, 2016.